Outcrop Gold Provides Update on Exploration Activity at Santa Ana Project and Amends Acquisition Agreement

Vancouver, British Columbia--(Newsfile Corp. - October 30, 2019) - Outcrop Gold Corp. (TSXV: OCG) ("Outcrop" or the "Company") is pleased to provide an update of work done on the high grade silver-gold Santa Ana project and the Company's plans for a 1,000 m drill program commencing before the end of the year. Drilling and water permits, and surface easements are in place and the Company will use Major Drilling. Man-portable rigs will be used to minimize impact to the environment.

The Company has agreed to acquire the Santa Ana project from Cedar Capital Corporation, a private British Columbia company. The acquisition of the Santa Ana project is subject to TSX Venture Exchange approval, including TSXV review of a Technical Report on the project.

In anticipation of completion of the acquisition and as part of its technical review of the Santa Ana project, Outcrop has conducted some initial exploration activities on the project including field work and data compilation and review. As part of those activities, Outcrop discovered new veins at the La Ivana target area where six or more subparallel vein zones extend for more than 1 km. The vein zones are inferred to each contain multiple, close-spaced veins. The veins show both high-grade gold and high-grade silver mineralization. Gold assays in the La Ivana target show the highest gold values recognized to date on the project, including values to 42.4 g Au/t with 338 g Ag/t sampled across a 2 m vein and 82.6 g Au/t with 476 g Ag/t in vein float.

The unusually high gold values in the La Ivana samples confirm that gold mineralization is zoned or overprinted with respect to silver mineralization and that both high-grade silver as well as is high-grade gold veins provide targets on the Santa Ana project. It is also possible that some gold is present as natural alloys with silver.

Outcrop Gold believes Santa Ana is strong high-grade primary silver project, and that the project potential is significantly enhanced by the recently recognized high-grade gold with silver in the veins. Historic colonial mining records, and limited historic drilling and high values in rock samples all indicate exceptional potential for Santa Ana.

Field Work Conducted

Outcrop exploration work includes mapping, identifying and surveying the portals of historic workings, and acquiring and compiling and historic exploration results. Local underground mapping was done to understand controls to mineralization and prevalent geometry of high-grade shoots within the veins.

Outcrop has recovered a long section of one of the historic mines that surveys shaft, production levels, and stope development to more than 260 m below the surface. Other workings are reported to extend to depths over 100m. These mining depths support a geologic and exploration model for a composite mesothermal and epithermal vein system having mineralization that likely extends to great depth. At Santa Ana it is unlikely that there is an elevation restriction to high-grade zones common in many epithermal systems.

Veins are observed to occur in packages of 3 or more parallel veins each separated by a few meters within a zone with a horizontal interval 15 to 30 m wide.

At least seven principle vein zones are recognized on the project that cumulatively provide over 7 km of length. Detailed work in the La Ivana area suggests there are numerous more unmapped or unexposed veins.

Map 1: Phase one work area delineated by black circle. La Ivana target area delineated by yellowpolygon. Detailed work in the La Ivana area shows multiple parallel vein zones that are not mapped or projected. The La Manta and La Porfia veins are probably principle veins mined in the Spanish colonial era.

To view an enhanced version of Map 1, please visit:

https://orders.newsfilecorp.com/files/6343/49286_1d54bdd814de2a34_001full.jpg

The La Ivana Target Area

Planned drilling for a Phase 2 Exploration Program will be focused in the La Ivana target area shown in Map 1. The main vein zones in the La Ivana target area are La Manta and La Porfia veins. The Company identified a new vein zone named Guanabana. At least 400 m of strike inferred by outcrop, vein float and rubble, and historic workings. The Guanabana and Porfia vein zones probably reflect close-spaced vein packages and can be traced for greater than 1 km in length.

The veins range from range from 0.25 m to greater than 2 m in width and probably pinch and swell along strike. The veins show crustiform to colloform epithermal textures with secondary silica-flooding.

Importantly there are three areas of veins and old workings within or near the Ivana target area - La Porfia La Manta, and El Dorado that are named in Spanish archives from 1585. Outcrop is probably drilling in a core area of the colonial era high-grade mines. The Company believes three of the fourteen mines Spanish colonial era mines as averaging 4,300 g Ag/t from the smelter returns over an average of 1.4 occur within the La Ivana target area. (Outcrop news release of May 14, 2019).

Sampling within La Ivana target area (Phase 1 Exploration Program):

For recently the compiled historic and recent samples collected by Outcrop in the tables below - the silver equivalent values range from 7.0 g Ag Eq/t to 8,417 g Ag Eq/t- with a mean value of 1295 g Ag Eq/t and a median value of 403 g Ag Eq/t.

The respective gold equivalent values range from a 0.08 g Au Eq/t to 95 g Au Eq/t with a mean value of 15 g Au Eq/t and a median value of 5 g Au Eq/t.

Table 1: La Manta vein zone:

Sample	Easting	Northing	Sample Type	width	Au	Ag
				(m)	(g/t)	(g/t)
5381	505837	566611	Rock	Grab	68.60	422.00
5382	505837	566611	Rock	Grab	2.32	48.30
5383	505837	566611	Rock	Grab	27.50	159.00
5384	505837	566611	Rock	Grab	27.80	130.00
5385	505837	566611	Rock	Grab	36.10	163.00
5386	505864	566581	Channel	0.20	48.30	81.00
5387	505864	566581	Channel	0.30	7.45	20.90
5388	505862	566580	Channel	0.45	14.60	21.80
5389	505859	566582	Channel	0.30	26.20	73.10
5390	505850	566584	Channel	0.50	3.05	6.57

Table 2; Sampling between La Manta and La Porfia, which are 500 m apart:

Sample	Easting	Northing	Width (m)	Au	Ag
				(g/t)	(g/t)
RX1346	506058	566875	0.40	3.15	45.80
RX1348	506060	566870	0.35	2.02	123.00
RX1347	506064	566877	0.30	15.80	277.00
RX1349	506060	566868	Chip	5.70	595.00
RX1341	506037	566596	Dump	82.60	476.00
RX1354	506039	566737	Dump	6.73	18.65
RX2940	506061	566838	Chip	2.45	39.10
RX2939	506061	566838	Chip	1.79	40.50
RX2938	506049	566805	Float	0.08	1.36
RX2918	505971	566232	2.00	42.40	338.00
RX1369	506021	566243	Float	0.57	69.80
RX2969	506019	566744	0.40	1.31	200.00
RX2970	506022	566742	0.70	19.00	68.80
RX2971	506020	566746	0.20	26.40	91.40
RX2973	506073	566865	2.40	31.80	143.00
RX2974	506071	566866	0.80	4.76	246.00

RX2975	506070	566866	1.20	3.48	478.00
RX2976	506066	566867	0.85	4.38	217.00
RX2946	506057	566841	0.20	2.40	237.00
RX2947	506056	566844	0.20	3.69	30.70
RX2950	506057	566844	Dump	43.30	98.50
RX2951	506057	566721	0.22	0.45	147.00
RX2953	505997	566735	Chip	0.51	476.00
RX2955	505999	566738	0.06	1.10	662.00

Sampling outside of La Ivana target but within the Phase 1 work area:

Table 3: El Dorado vein zone 500 m north of the central La Ivana Area but within Phase 1 work area.

Sample	Easting	Northing	Sample	width	Au	Ag
			Type	(m)	(g/t)	(g/t)
RX1331	505691	567010	Channel	0.45	0.20	6.31
RX1344	505691	567010	Channel	0.45	1.43	16.10
RX1333	505691	567010	Channel	0.40	0.39	53.80
RX1334	505664	566976	Channel	0.45	4.93	218.00
RX1335	505664	566976	Channel	0.30	0.09	8.04
RX1336	505664	566976	Channel	0.45	0.59	33.70
Rx1337	505659	566967	Channel	0.60	0.33	76.90
Rx1338	505659	566967	Channel	0.60	1.64	14.60
RX1339	505659	566967	Channel	0.90	2.51	252.00

Table 4. Royal Mines or Mina Vieja 500 m south of the La Ivana area but within Phase 1 work area.

Sample	Easting	Northing	Sample	width	Au	Ag
			Type	(m)	(g/t)	(g/t)
RX1366	506234	565916	Channel	0.25	2.99	3.12
RX1327	506246	565903	Channel	0.6	2.39	61
RX1329	506319	566069	Rock	Dump	0.04	3.11
RX1330	506184	565860	Rock	Dump	0.16	58.9
RX2923	506179	565201	Channel	0.25	0.15	0.28
RX2924	506179	565202	Channel	0.65	0.14	4.17
RX2934	506145	565049	Channel	0.53	0.62	93.7
RX2922	506179	565201	Channel	0.6	0.15	4.14
RX2929	505891	564961	Rock	Float	94.3	93.8

Vein outcrop in La Ivana zone. Observed veins typically range from 0.5 to 2 m.

To view an enhanced version of this graphic, please visit:

https://orders.newsfilecorp.com/files/6343/49286_1d54bdd814de2a34_002full.jpg

Planned drill program (Phase 2 program)

Following the completion of a sampling and mapping program in the Phase 1 work area, the planned drill program will include five to six drill holes on three sections are planned to test up to 400 m length of a closely spaced vein. Depths of 60 to 120 m are planned as in most cases the veins are sub-cropping or near surface. Drill stations will be located generally between Guanabana Mine and vein outcrops to the north. Vein geometry here is best understood and rock samples have the highest gold and silver values. Importantly, the Ivana target area may contain some of the principle veins in the Santa Ana project that correspond with the extremely high-grade with fourteen mines producing extremely high silver grades.

Outcrop Gold believes from mapping and reconnaissance prospecting that historic drilling by Condor Precious Metals ("Condor") did not test a principle district vein or principle historic mining area, even though it provided intercepts as high as 1.3 m at 2,545 g Ag Eq/t (Outcrop news release dated May14, 2019).

There is no historic testing the of the veins developed in the Spanish colonial are but three of those veins (La Manta, La Porfia, and El Dorado) are thought to be in the La Ivana target area or the Phase 1 work area. It is highly likely that many of the principle Spanish colonial mines are caved and or flooded but still with high-grade silver and gold mineralization continuing below the lowest level worked and horizontally strike.

Map 2: Drill locations are shown. La Ivana target shows evidence of at least six vein zones.

To view an enhanced version of Map 2, please visit:

https://orders.newsfilecorp.com/files/6343/49286_1d54bdd814de2a34_003full.jpg

QA/QC for sampling

Outcrop Gold's control procedures for sampling including the insertion of commercial certified standards and blanks. Samples were sent to the ALS laboratories sample preparation laboratory in Bogota, Colombia, where they were dried, crushed, split and pulverized and subsequently delivered to the ALS Laboratory in North Vancouver for analysis. The samples were analysed for gold using standard fire assay on a 50-gram sample with a gravimetric finish, and for multiple elements by ICP-MS using either an aqua regia (ME-MS41) digestion. High silver results triggered ore grade Ag analysis using the AG-OG62 procedure.

Outcrop Gold believes that based on a comparison of current sampling results to historic sampling results, that historic samples are reliable at this stage of exploration.

Transaction Update

The Company had previously entered into a share purchase agreement dated May 13, 2019 with Cedar Capital Corporation to acquire the Santa Ana project. Under the agreement terms, Cedar could terminate the agreement by providing notice to the Company if the transaction did not complete by June 30, 2019. As a result of the decrease in the market price for the Company's shares, and in lieu of termination of the transaction, the Purchaser and Company agreed to an amended and restated share purchase agreement, pursuant to which the the Company may acquire the Santa Ana project for 24 million consideration shares. Closing of the Santa Ana acquisition is subject to TSXV and shareholder approval. The Company expects to hold a shareholder meeting in the coming weeks to approve the issuance of the consideration shares as provided under the amended and restated agreement.

Private Placement

The Company will limit the previously announced placement to $1,250,000 for currently needed funding in order to reduce the impact of share dilution.

About Santa Ana

The Santa Ana project comprises one concession of 669 ha and two applications that total 2,869 ha located in the Municipality of Falan, Tolima Department, Colombia, approximately 15 km southeast of the of the town of Mariquita, and 190 km from Bogota, Colombia's capital city. The Santa Ana project covers a significant part of the Mariquita District where mining records date to at least 1585.

The Mariquita District is the highest primary silver district in Colombia. Under colonial Spanish era control of the mines, silver grades were reported to be among the highest in Latin America with the fourteen mines of Santa Ana producing average smelter returns of 4,300 g Ag/t from veins averaging 1.4 m wide.

About Outcrop Gold

Outcrop is a gold prospect generator active in Colombia acquiring gold exploration projects with world-class discovery potential. Outcrop performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Outcrop has Newmont Goldcorp as a funding partner on its Lyra project in Antioquia directly south of Buritica.

Qualified person

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43- 101 and President and CEO of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph P Hebert, Chief Executive Officer

Tel: +1-775-340-0450

Email: joseph.hebert75@gmail.com

www.outcropgoldcorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.Certain information contained herein constitutes "forward-looking information" under Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Transaction and the completion thereof and the Company's ownership interest in the Property upon completion of the Transaction. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "potential", "we believe", or variations of such words and phrases or statements that certain actions, events or results "will" occur. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Outcrop to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including: the receipt of all necessary regulatory approvals for completion of the transaction, the results of exploration work, the availability of financing to fund exploration, local regulations and approvals and other factors. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Outcrop will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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